Mail Stop 3561

October 9, 2009

James A. Hughes
Chief Executive Officer
AEI
Clifton House
75 Fort Street
P.O. Box 190GT
George Town, Grand Cayman
Cayman Islands

> **Re:** **AEI**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 7, 2009**
> **File No. 333-161420**

Dear Mr. Hughes:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Principal and Selling Shareholders, page 177

1. We note your revised disclosure in response to comment eight of our letter dated October 5, 2009. While you have disclosed (except in footnote 24) whether the broker-dealer of which a selling shareholder is an affiliate is an underwriter, you have not identified the selling shareholder as an underwriter. Therefore, please further revise your disclosure to disclose that either (i) a selling shareholder that is an affiliate of a broker-dealer purchased the securities to be resold in the ordinary course of business and, at the time of the purchase, had no agreements or understandings directly or indirectly with the person to distribute the securities or (ii) alternatively, the selling shareholder is an underwriter.

Exhibit 5.1

2. Please note that the final version of the signed and dated opinion, as opposed to a "form of" the opinion, must be filed prior to effectiveness.

3. We note the statement that the opinion may not be relied on by any person other than the registrant, your legal advisers acting in relation to this transaction and your shareholders without the prior written approval of counsel. Please obtain a revised opinion that deletes this sentence, as it includes inappropriate limitations.

4. We note counsel's assumption that the signatures on the documents it has reviewed in connection with rendering its opinion "are those of a person or persons given power to execute documents under the Resolutions." We view this statement as assuming corporate authority, which is a legal conclusion that should be opined upon by legal counsel. Please obtain a revised opinion that removes this assumption.

Exhibits 8.1 and 8.2

5. Please note that an opinion of counsel must opine directly on all material tax consequences to a transaction. See Section 601(b)(8) of Regulation S-K. The current tax-related opinion in Exhibit 8.1 states that the tax disclosure in the registration statement is "accurate, complete and fair in all material respects." Similarly, the current opinion in Exhibit 8.2 states that the tax disclosures in the registration statement "fairly present the material United Stated federal income tax consequences of the purchase, ownership and disposition of the Common Stock." Please obtain revised opinions that state that the disclosures are the respective opinions of counsel. Alternatively, tell us why the tax consequences to this transaction are not material.

Exhibit 8.2

6. Please note that the final version of the signed and dated opinion, as opposed to a "form of" the opinion, must be filed prior to effectiveness.

7. We note the statement that the opinion may not be relied on by any person other than the registrant without the prior written approval of counsel. Please obtain a revised opinion that deletes this sentence, as it includes inappropriate limitations.

8. We note the opinions that the registrant "should not be treated" as a PFIC for the most recently completed taxable year, or for current or future taxable years. Please explain why counsel is not able to give a firm opinion regarding this issue and describe the degree of uncertainty in the opinion.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: AEI Services, LLC, Agent for Service
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